April 30, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1997 and 1996, total revenues increased 5.9% from $440,002 to $466,098 and total expenses decreased 3.5% from $279,756 to $269,978. As a result, net income increased to $196,120 for the three month period ended March 31, 1997, from $160,246 for the same period in 1996. Occupancy levels for the Partnership's four mini-storage averaged 84% for the three month period ended March 31, 1997 as compared to 85.4% for the same period in 1996. Rental revenue increased as a result of higher unit rental rates. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $9,300 (4%) primarily as a result of lower real estate tax and salaries and wage expenses. General and Administrative expenses remained constant.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President